

Mail Stop 7010

December 12, 2006

Mr. Craig P. Omtvedt
Senior Vice President and Chief Financial Officer
Fortune Brands, Inc.
520 Lake Cook Road
Deerfield, Illinois 60015-5611

     RE: Form 10-K for the fiscal year ended December 31, 2005
              Form 10-Q for the period ended September 30, 2006
                 File No. 1-9076

Dear Mr. Omtvedt:

We have reviewed your response letter dated December 1, 2006 and have the following additional comments. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Note 1. Significant Accounting Policies

Inventories, page 44

2. We note your response to prior comment 3. Please address the following:
    - Please disclose the types of inventory for which you use the LIFO and average cost methods;
    - Please disclose that you use both the FIFO and average cost method for a minor amount of similar inventory and your basis for doing this; and
    - In January 2006, you conformed your Spirits & Wine inventory accounting policies upon completion of the legal transfer of a majority of acquired Spirits and Wine assets. All Spirits and Wine inventories are accounted for using the FIFO inventory method. Please provide the disclosures required by paragraph 17 of SFAS 154. Please also provide a preferability letter from your independent accountants. Refer to Item 601(B)(18) of Regulation S-K.

Note 17. Information on Business Segments, page 69

3. We note your response to prior comment 5. You state that you are organized into three operating and reportable segments, based on products and markets you serve – home & hardware, spirits & wine, and golf. Given the range of products included in the home and hardware segment, it is unclear how your CODM can assess performance and make decisions regarding the allocation of resources if they only view operations at this level. Please address the following:
    - Please provide us with all of the financial information provided to your CODM for each of the last three years and the 2006 interim period;
    - Please also provide us with any 2007 forecasts provided to your CODM; and
    - Tell us whether discrete financial information is prepared at a lower level than your current reportable segments and explain to us who utilizes this information and for what purpose.

4. We note your response to prior comment 6 and your proposed disclosures. Please also disclose the types of amounts included in corporate expenses and assets for each period presented in the notes to the financial statements. Please disclose why these amounts were not allocated to the other reportable segments, similar to the discussion in your supplemental response.

<u>FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2006</u>

<u>General</u>

5. Please address the above comments in your interim filings as well.

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Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief